MEDIA RELEASE

SMART to Announce Third Quarter Results on February 6, 2014

Results for the Three and Nine Months Ended Dec. 31, 2013 to be Released After Market Close

Calgary, Alberta — January 23, 2014 — SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA), a leading provider of collaboration solutions, today announced that it will report financial results for its third quarter ended December 31, 2013 between 2 p.m. and 2:30 p.m. Mountain time on Thursday, February 6, 2014.

In conjunction with this announcement, SMART will host a conference call on Thursday, February 6, 2014 at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through February 16, 2014, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 35361404.

A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

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For more information, please contact:

Investor contact

Investor Relations

SMART Technologies Inc.

+ 1.877.320.2241

ir@smarttech.com

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407.5088

MarinaGeronazzo@smarttech.com

©2014 SMART Technologies. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.